Rules 4.7.3 and 4.10.3 ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 1 Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Name of entity Rio Tinto Limited ABN/ARBN Financial year ended: 96 004 458 404 31 December 2025 Our corporate governance statement1 for the period above can be found at:2 ☒ These pages of our annual report: 102 - 121 and 150 - 156 ☒ This URL on our website: https://www.riotinto.com/en/about/corporate-governance The Corporate Governance Statement is accurate and up to date as at 19 February 2026 and has been approved by the board. The annexure includes a key to where our corporate governance disclosures can be located.3 Date: 19 February 2026 Name of authorised officer authorising lodgement: Tim Paine, Company Secretary 1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period. Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period. Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3. Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3. The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately. 2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable. 3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection. See notes 4 and 5 below for further instructions on how to complete this form. EXHIBIT 99.12

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 2 ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT 1.1 A listed entity should have and disclose a board charter setting out: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management. ☒ and we have disclosed a copy of our board charter at: https://www.riotinto.com/en/about/corporate-governance 1.2 A listed entity should: (a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. ☒ 1.3 A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment. ☒ 1.4 The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board. ☒ 4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 3 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: 1.5 A listed entity should: (a) have and disclose a diversity policy; (b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and (c) disclose in relation to each reporting period: (1) the measurable objectives set for that period to achieve gender diversity; (2) the entity’s progress towards achieving those objectives; and (3) either: (A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or (B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act. If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period. ☒ and we have disclosed a copy of our diversity policy at: https://www.riotinto.com/en/about/corporate-governance and we have disclosed the information referred to in paragraph (c) on pages 35, 40, 114 and 151 of our 2025 Annual Report 1.6 A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. ☒ and we have disclosed the evaluation process referred to in paragraph (a) and whether a performance evaluation was undertaken for the reporting period in accordance with that process on page 112 of our 2025 Annual Report and at: https://www.riotinto.com/en/about/corporate-governance 1.7 A listed entity should: (a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. ☒ and we have disclosed the evaluation process referred to in paragraph (a) and whether a performance evaluation was undertaken for the reporting period in accordance with that process in the Remuneration Report on pages 122 – 149 of our 2025 Annual Report.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 4 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE 2.1 The board of a listed entity should: (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively. ☒ and we have disclosed a copy of the charter of the committee at: https://www.riotinto.com/en/about/corporate-governance and on page 103 of the 2025 Annual Report, and the information referred to in paragraphs (4) and (5) on pages 104 -105, 112, 113 – 114 of the 2025 Annual Report. 2.2 A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership. ☒ and we have disclosed our board skills matrix on page 114 of the 2025 Annual Report. 2.3 A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director. ☒ and we have disclosed the names of the directors considered by the board to be independent directors and, where applicable, the information referred to in paragraph (b) and the length of service of each director on pages 104-105 and 153 of our 2025 Annual Report. 2.4 A majority of the board of a listed entity should be independent directors. ☒ 2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity. ☒

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 5 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: 2.6 A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively. ☒ PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY 3.1 A listed entity should articulate and disclose its values. ☒ and we have disclosed our values on page 9 of our 2025 Annual Report and on https://www.riotinto.com/en/about/our- business 3.2 A listed entity should: (a) have and disclose a code of conduct for its directors, senior executives and employees; and (b) ensure that the board or a committee of the board is informed of any material breaches of that code. ☒ and we have disclosed our code of conduct at: https://www.riotinto.com/en/about/corporate-governance and on pages 87 and 88 of our 2025 Annual Report. 3.3 A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy. ☒ and we have disclosed our whistleblower policy at: https://www.riotinto.com/en/about/corporate-governance and on pages 87, 88, 107,111 and 153 of our 2025 Annual Report. 3.4 A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy. ☒ and we have disclosed our anti-bribery and corruption policy at: https://www.riotinto.com/en/about/corporate-governance and on 87, 88 and 110 of our 2025 Annual Report

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 6 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS 4.1 The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner. ☒ and we have disclosed a copy of the charter of the committee at: https://www.riotinto.com/en/about/corporate-governance and the information referred to in paragraphs (4) and (5) on pages 104 -105, 112, 115 – 119 of the 2025 Annual Report. 4.2 The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. ☒ 4.3 A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor. ☒ PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE 5.1 A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1. ☒ and we have disclosed our continuous disclosure compliance policy at: https://www.riotinto.com/en/about/corporate- governance and on page 155 of our 2025 Annual report.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 7 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: 5.2 A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made. ☒ 5.3 A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation. ☒ PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS 6.1 A listed entity should provide information about itself and its governance to investors via its website. ☒ and we have disclosed information about us and our governance on our website at: https://www.riotinto.com/en/about/corporate-governance 6.2 A listed entity should have an investor relations program that facilitates effective two-way communication with investors. ☒ 6.3 A listed entity should disclose how it facilitates and encourages participation at meetings of security holders. ☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: https://www.riotinto.com/en/about/corporate-governance 6.4 A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands. ☒ 6.5 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically. ☒

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 8 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: PRINCIPLE 7 – RECOGNISE AND MANAGE RISK 7.1 The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework. ☒ and we have disclosed copies of the Board charter, and the terms of reference of the Audit & Risk Committee and the Sustainability Committee at https://www.riotinto.com/en/about/corporate-governance and the information referred to in paragraphs (4) and (5) on pages 104-105 and 112 of our 2022 Annual Report. We have disclosed the processes we employ for overseeing our risk management framework on pages 89-90, 115-119 and 120-121 of our 2025 Annual Report. 7.2 The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and (b) disclose, in relation to each reporting period, whether such a review has taken place. ☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period on page 118 of our 2025 Annual Report. 7.3 A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes. ☒ and we have disclosed how our internal audit function is structured and what role it performs on page 118-119 of our 2025 Annual Report. 7.4 A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks. ☒ and we have disclosed whether we have any material exposure to environmental and social risks on pages 32-99 of our 2025 Annual Report.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 9 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY 8.1 The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive. ☒ and we have disclosed a copy of the charter of the committee at: https://www.riotinto.com/en/about/corporate-governance and the information referred to in paragraphs (4) and (5) on pages 104-105, 112 and 130 of our 2025 Annual Report. 8.2 A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives. ☒ and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives in our Remuneration Report on pages 122- 149 of our 2025 Annual Report. 8.3 A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it. ☒ and we have disclosed a summary of our policy on this issue on page 154 of our 2025 Annual Report.